Exhibit 99.1

Mesa Air Group to Receive Assistance from Treasury Department Under Payroll Support Program

PHOENIX, April 20, 2020 (GLOBE NEWSWIRE) -- Mesa Air Group, Inc. (NASDAQ: MESA) today announced the company expects to receive $92.5 million in assistance from the Treasury Department under the Payroll Support Program as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act.

The funds can only be used for the continuation of payment of employee wages, salaries, and benefits for the period April 1, 2020, to September 30, 2020. The company is finalizing the agreements with the Treasury Department and expects it will be completed shortly.

“We’d like to thank President Trump and Treasury Secretary Mnuchin for taking decisive action at this critical juncture,” said Jonathan Ornstein, Mesa Air Group Chairman and CEO. “We also want to thank our partners, United and American, the Regional Airline Association, and labor leaders Sara Nelson, President of the Association of Flight Attendants, and Captain Joe DePete, President of the Air Line Pilots Association, for working together to make this happen.”

Ornstein continued, “This aid may well serve as the bridge that allows the industry to survive and give us the means to continue to provide the safest mass transportation system in history. Most importantly, we’d like to thank all of our employees, particularly those on the front lines who are continuing to provide outstanding service in the face of this crisis.”

The company has agreed to certain conditions under the program, such as: prohibitions against involuntary furloughs and reductions in employee pay rates and benefits through September 30, 2020; the elimination of share repurchases and dividends until September 30, 2021; and limits on executive compensation until March 24, 2022. Because the amount of payroll support is less than $100 million, the company will not be required to enter into a loan or equity agreement with the Treasury Department.

The company is also considering applying for federal loans through a separate program under the CARES Act.

About Mesa Air Group, Inc.

Headquartered in Phoenix, Arizona, Mesa Air Group, Inc. is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 135 cities in 39 states, the District of Columbia, Canada, Mexico, Cuba and the Bahamas. As of March 31st, 2020, Mesa operated a fleet of 145 aircraft with an average of approximately 662 daily departures and 3,600 employees. Mesa operates all of its flights as either American Eagle or United Express flights pursuant to the terms of capacity purchase agreements entered into with American Airlines, Inc. and United Airlines, Inc.

Investor Relations
Brian Gillman
investor@mesa-air.com

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Jack Hellie
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